

Mailstop 3233

September 2, 2016

Via E-mail
Mr. Patrick Carroll
Chief Financial Officer
Lexington Realty Trust
One Penn Plaza, Suite 4015
New York, New York 10119-4015

      Re: Lexington Realty Trust
              Form 10-K for the fiscal year ended December 31, 2015
              Filed February 25, 2016
              File No. 001-12386

Dear Mr. Carroll:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Robert F. Telewicz, Jr.

                    Robert F. Telewicz, Jr.
                    Branch Chief
                    Office of Real Estate and
                    Commodities